Via EDGAR and Federal Express

February 22, 2021

Attention:	Joseph Klinko
Ethan Horowitz
John Hodgin
Irene Barberena-Meissner
Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation 1

00 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Vine Energy Inc.

Draft Registration Statement on Form S-1

Submitted February 1, 2021

CIK No. 0001693853

Ladies and Gentlemen:

Set forth below are the responses of Vine Energy Inc. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 16, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001693853, most recently submitted to the Commission on February 1, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (“Filing No. 1”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Filing No. 1, unless otherwise specified.

Amendment No. 1 to Draft Registration Statement on

Form S-1 Industry and Market Data, page vii

1.	We note your response to our prior comment 4. Please revise to include the names and dates of the reports you cite by The Oil & Gas Journal, Enverus, IEA, and EIA.

RESPONSE:

We have revised the disclosure on page vii to include the names and dates of the reports we cite by The Oil & Gas Journal, Enverus, IEA, and EIA.

Prospectus Summary Our Company, page 2

2.

We note your revised disclosure in response to our prior comment 3 that your 85% weighted average rate of return is based on internal cost assumptions for your remaining drilling locations at a NYMEX gas price of $2.75 per MMBtu. Please provide us with these cost assumptions and tell us how you calculated this weighted average rate of return.

RESPONSE:

In response to the Staff’s comment, the internal cost assumptions used in the Company’s calculation of the 85% weighted average rate of return for its remaining core inventory are as follows:

•

a 2021 budgeted drilling & completion (D&C) cost of (i) $7.3 million for 4,600 ft lateral lengths, (ii) $7.6 million for 5,300 ft lateral lengths, (iii) $9.2 million for 7,500 ft lateral lengths, and (iv) $11.6 million for 10,000 ft lateral lengths.

•	operating costs based on our 2021 budgeted cash fixed costs per well per month of $5,288;

•	variable chemical costs of $0.028 per mcf;

•	variable water hauling and disposal costs of $1.67 per bbl;

•	average Enable gathering rates of $0.30 per MMBtu and 3.0% fuel surcharge; and

•	price differentials of $0.18 per MMBtu.

Additionally, our weighted average rate of return is calculated using our net remaining core drilling locations by type curve area and lateral length and is adjusted to account for the remaining lateral feet in each of those areas based on remaining core 2020 inventory as of December 31, 2020. The details are as follows:

Type Curve Area	Gross Core Wells	Net Core Wells	Lateral Length	Net Lat. Feet	% of Total Feet	$2.75 Flat IRR (%)
HSVL 4600 Burgundy	34	28.6	4,600	131,629	3%	67%
HSVL 5300 Burgundy	5	4.6	5,300	24,319	0%	89%
HSVL 7500 Burgundy	30	26.2	7,500	196,733	4%	127%
HSVL 10000 Burgundy	18	16.0	10,000	159,784	3%	148%
MBSR 4600 Navy	29	23.6	4,600	108,726	2%	86%
MBSR 5300 Navy	9	8.3	5,300	44,154	1%	109%
MBSR 7500 Navy	34	30.0	7,500	225,239	4%	152%
MBSR 10000 Navy	18	15.8	10,000	158,491	3%	166%
HSVL 4600 Red	58	44.4	4,600	204,324	4%	61%
HSVL 5300 Red	24	20.4	5,300	107,886	2%	86%
HSVL 7500 Red	10	9.0	7,500	67,599	1%	110%
HSVL 10000 Red	15	12.9	10,000	128,567	3%	130%
MBSR 7500 Blue	30	24.3	7,500	182,217	4%	97%
MBSR 10000 Blue	49	41.0	10,000	409,907	8%	111%
HSVL 7500 Orange	38	35.2	7,500	263,908	5%	76%
HSVL 10000 Orange	36	29.5	10,000	294,725	6%	88%
MBSR 7500 Green	103	93.9	7,500	704,033	14%	68%
MBSR 10000 Green	59	54.0	10,000	539,904	11%	81%
HSVL 4600 Orange	79	57.2	4,600	263,072	5%	36%
HSVL 5300 Orange	26	23.0	5,300	121,801	2%	52%
MBSR 4600 Blue	34	29.8	4,600	136,955	3%	46%
MBSR 5300 Blue	35	32.5	5,300	172,124	3%	68%
MBSR 4600 Green	97	79.0	4,600	363,501	7%	28%
MBSR 5300 Green	8	7.3	5,300	38,473	1%	41%
TOTAL / WAVG	878	746.4	6,694	5,048,073	100%	85%

Recent Developments, page 10

3.

We note your response to prior comment 8, but we were unable to find revisions in your submission. Revise your disclosure to better describe the effects of the COVID-19 pandemic, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Refer to Disclosure Guidance Topics Nos. 9 & 9A.

RESPONSE:

We have revised the disclosure on pages 10, 11, 94, and 95 to better describe the effects of the COVID-19 pandemic, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties.

Recent Debt Transactions, page 11

4.

We note your disclosure regarding your recent debt transactions. Please file copies of your Second Lien Term Loan, Second Lien Credit Agreement, Third Lien Credit Agreement, and amendment to and extension of your RBL, as exhibits with your registration statement.

RESPONSE:

We have filed the amendment to and extension of our RBL, our Second Lien Credit Agreement (which provides for the Second Lien Term Loan), and our Third Lien Credit Agreement as Exhibits 10.4, 10.5, and 10.6, respectively.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 21

5.

Disclosure on page 23 of your submission states that you define levered free cash flow as the amount of money you have remaining after paying your financial obligations related to investing activities prior to considering any funds received from or paid for financing activities. Your disclosure goes on to state that, to the extent it is positive, levered free cash flow demonstrates you generated cash that can be used for other purposes including reducing debt, distributions to shareholders, or simply increasing your cash position. Revise your disclosure as non-GAAP measures such as the one presented in your submission should not be used in a manner that implies they represent the residual cash flow available for discretionary expenditures. For additional guidance, refer to question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

We have revised the disclosure on pages 25 and 65 to remove the reference to using the generated cash for other purposes.

6.

You define the non-GAAP measure unlevered free cash flow as the amount of money you have remaining after paying your financial obligations related to investing activities prior to considering any funds received from or paid for financing activities and cash interest expense. It appears that this non-GAAP liquidity measure excludes charges (i.e., cash interest expense) that required, or will require, cash settlement. Revise your disclosure to comply with Item 10(e)(1)(ii)(A) of Regulation S-K.

RESPONSE:

We have revised the disclosure on pages iii, 9, 25, 26, 27, 62, 64, 66, and 67 to remove references to unlevered free cash flow from the Registration Statement.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 47

7.

Revise the risk factor to clarify that the exclusive forum provision in your amended and restated certificate of incorporation will not apply to Securities Act or Exchange Act claims. We note your disclosure on page 140.

RESPONSE:

We have revised our disclosure on pages 53 and 54 to clarify that the exclusive forum provision in our amended and restated certificate of incorporation will not apply to Securities Act or Exchange Act claims.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Capital Resources and Liquidity, page 73

8.

We note disclosure which states that you plan to fund your 2021 capital expenditures through cash flow from operations, proceeds from this offering and borrowings under your New RBL facility. Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2021. Refer to Item 303(a)(2)(i) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 73 to disclose our expected capital expenditures for the year ended December 31, 2021 for Vine Oil & Gas LP, and we have revised the disclosure on pages 13 and 96 to disclose the expected capital expenditures for the year ended December 31, 2021 for Vine Oil & Gas LP, Brix Oil & Gas Holdings LP and Harvest Royalties Holding LP on a combined basis.

Business

Our Operations

Reserves Data and Presentation, page 97

9.

Your response to prior comment 13 clarifies that all of the probable and possible reserves presented on pages 98, 99, and 102 are undeveloped; however, your disclosure continues to present these reserves without clarifying that these reserves are undeveloped. Refer to the requirements in Items 1202(a)(2)(v) and (a)(2)(vii) of Regulation S-K regarding the disclosure of the estimated probable and possible reserves by producing status category, e.g. probable undeveloped and possible undeveloped reserves, respectively, and revise your disclosure accordingly.

RESPONSE:

We have revised the disclosure on pages 97, 98, and 101 to clarify that all of the probable and possible reserves presented are undeveloped.

Proved Undeveloped Reserves (in MMcf), page 100

10.

The proved undeveloped reserve figure of 367,423 MMcf shown for Brix and Harvest combined at December 31, 2020 appears to be inconsistent with the corresponding estimates in Exhibits 99.5 and 99.8, respectively. Revise your disclosure to resolve this apparent inconsistency as well as the resulting inconsistency in the proved undeveloped reserve figure of 1,723,298 MMcf shown for the “Combined” entities at December 31, 2020.

RESPONSE:

We have revised the disclosure on page 99 to resolve the inconsistencies.

11.

The figure of 135,545 MMcf shown in the opening line of footnote (3) that represents the total negative non-economic change, if combined with the figure of 712,255 MMcf representing the total negative change due to economic factors, does not reconcile to the overall change of 832,532 MMcf for the line item. Please revise your disclosure to resolve the apparent inconsistency.

RESPONSE:

We have revised the disclosure on page 99 resolve the inconsistency.

12.

We have read your response to prior comment 14 and note that you have expanded the discussion of the changes that occurred due to revisions of the previous estimates in the net quantities of your proved undeveloped reserves. However, it appears that comparable modifications were not incorporated into the discussion of the revisions that occurred in the net quantities of total proved reserves for Vine Oil & Gas LP on page F-35 or Brix Oil & Gas on page F-66 of Submission No. 2, respectively. Please revise your disclosure to separately quantify the net amount attributable to each underlying factor to reconcile to the overall change due to revisions so that the change in net reserves between periods is fully explained. Refer to the requirements in FASB ASC 932-235-50-5.

RESPONSE:

We have revised the disclosure on pages F-32, F-33, and F-50 to separately quantify the net amount attributable to each underlying factor to reconcile to the overall change due to revisions so that the change in net reserves between periods is fully explained.

Adjusted Index Prices Used in Reserve Calculations, page 102

13.

Please expand the tabular disclosure presented on page 103 to additionally disclose the comparable SEC prices used to estimate the probable and possible reserves as of December 31, 2020 and 2019, respectively.

RESPONSE:

We have revised the disclosure on page 102 to additionally disclose comparable SEC prices used to estimate the probable and possible reserves as of December 31, 2020 and 2019, respectively.

14.

We have read your response to prior comment 15. Please expand the disclosure of the NYMEX futures prices presented on page 104 to additionally provide the average volume weighted realized price per Mcf after adjustments for basis and other factors affecting the prices sales received.

RESPONSE:

We have revised the disclosure on page 103 to additionally provide the average volume weighted realized price per Mcf after adjustments for basis and other factors affecting the prices sales received.

Preparation of Reserve Estimates, page 105

15.

We have read your response to prior comment 14 and note that you have expanded your disclosure to discuss the uncertainty related to the estimates of probable reserves included in the prospectus. However, it appears that your disclosure does not include a comparable discussion of the uncertainty related to the estimates of the possible reserves included in the prospectus. Please revise your disclosure to comply with the requirements in Item 1202(a)(5) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 104 to comply with the requirements in Item 1202(a)(5) of Regulation S-K.

Experts, page 162

16.	Please expand the disclosure to reference to reserve reports prepared by Von Goten as of December 31, 2020.

RESPONSE:

We have revised the disclosure on page 170 to refer to reserve reports prepared by Von Gonten as of December 31, 2020.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Note 3 - Transaction Accounting Adjustments, page F-9

17.

With reference to the relevant guidance per Rule 11-02 of Regulation S-X, explain your bases for pro forma adjustment (c) for the write-off of historical debt issuance costs and the elimination of amortization expense of such costs related to the Brix Credit Facility and pro forma adjustment (m) for the monitoring fee which will be eliminated upon completion of the offering.

RESPONSE:

In response to the Staff’s comment we advise the staff that our basis for pro forma adjustment (c) is a contractual obligation under the Brix Credit Facility under which repayment is required upon the completion of an IPO. Our basis for pro forma adjustment (m) is a contractual obligation under the Advisory Agreements stipulating that the monitoring fee will be eliminated upon the occurrence of a qualifying IPO, such as the offering contemplated by the Registration Statement.

Vine Oil & Gas LP

Consolidated Statements of Operations, page F-15

18.

We note your response to prior comment 22, but it does not appear that you have provided pro forma tax and earnings per share data on the face of your historical statements of operations. Revise to provide this type of presentation as you will become a taxpaying entity for federal income tax purposes following the completion of your planned corporate reorganization.

RESPONSE:

We acknowledge the Staff’s comment, and we have revised the disclosure on page F-5 to include S-X Article 11 pro forma tax and earnings per share data on the face of the “Unaudited Pro Forma Condensed Combined Statement of Operations” which is consistent with SEC Release No. 33-10786, specifically Article 11-02(a)(12), as opposed to the face of the historical statement of operations as these disclosures are not required by U.S. GAAP.

Exhibits and Financial Statement Schedules, page II-2

19.

The reserves reports submitted as Exhibits 99.1 through 99.9 do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and submit revised reserves reports to address the following points.

•

The reserves report should disclose the producing status category for the estimated probable and possible reserve in the report, e.g. developed and/or undeveloped, to comply with Item 1202(a)(8)(ix) and Item 1202(a)(2) of Regulation S-K, respectively.

•

The reserves report should disclose the proportion of the registrant’s total reserves, e.g. total proved, total probable and total possible, covered by the report to comply with Item 1202(a)(8)(iii) of Regulation S-K.

•

The reserves report should disclose that the estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set forth in Rule 4-10(a) of Regulation S-X to comply with Item 1202(a)(8)(iv) of Regulation S-K.

•

The reserves report should discuss the inherent uncertainties with respect to the probable and possible reserves included in the report to comply with Item 1202(a)(8)(vii) and Item 1202(a)(5) of Regulation S-K, respectively.

RESPONSE:

We have revised the Exhibits 99.2, 99.3, 99.4, 99.6, 99.7, 99.8, 99.10, 99.11, and 99.12 to address the requirements of Item 1202(a)(8) of Regulations S-K.

20.

The reserves reports submitted as Exhibits 99.1 through 99.96 include disclosure that appears to be excerpted from the Society of Petroleum Engineers (“SPE”), the World Petroleum Council (“WPC”), the American Association of Petroleum Geologists (“AAPG”), and the Society of Petroleum Evaluation Engineers (“SPEE”) Petroleum Resources Management System (“PRMS”). Please tell us what reliance you have placed upon guidance other than the definitions and requirements identified under (1) Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 and (2) the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas in the preparation of the estimates of the proved, probable and possible reserves disclosed in the reserves report and in the prospectus.

RESPONSE:

We have revised Exhibits 99.2, 99.3, 99.4, 99.6, 99.7, and 99.8. in response to the Staff’s comments.

21.

The reserves reports included as Exhibits 99.3, 99.6 and 99.9 should be revised to clarify, if true, that the report was prepared for inclusion in certain filings made with the Securities and Exchange Commission (SEC) as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation S-K to comply with Items 1202(a)(8)(i), (iv) and (a)(v) of Regulation S-K.

RESPONSE:

We have revised Exhibits 99.4, 99.8, and 99.12 in response to the Staff’s comment.

22.

The reserves reports included as Exhibits 99.3, 99.6 and 99.9 should be revised to disclose the average initial product prices in $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties along with the average realized product prices in $ per Mcf after adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible, to comply with Item 1202(a)(8)(v) of Regulation S-K.

RESPONSE:

We have revised Exhibits 99.4, 99.8, and 99.12 in response to the Staff’s comment.

23.

You disclose the net quantities of total proved reserves and the changes therein at December 31, 2018 for Vine Oil & Gas LP on page F-35 or Brix Oil & Gas on page F-66 of Submission No. 2, respectively. Tell us why the reserves reports prepared by W.D. Von Gonten at December 31, 2018 have been removed from the list of exhibits and were not submitted with the registration statement.

RESPONSE:

We have removed references to the reserve reports prepared by W.D. Von Gonten at December 31, 2018 on page 168 in response to the Staff’s comment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Very truly yours,

VINE ENERGY INC.

By:	/s/ Eric D. Marsh
Name:	Eric D. Marsh
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Jonathan Curth (Vine Energy Inc.)

Wayne Stoltenberg (Vine Energy Inc.)

Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)

Michael W. Rigdon (Kirkland & Ellis LLP)

Alan Beck (Vinson & Elkins L.L.P.)

Thomas G. Zentner (Vinson & Elkins L.L.P.)